82-864

REG TECHNOLOGIES, INC.

02015115

January 10. 2002

FEB 0 8 2002

SUPPL

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Reg Technologies Inc. - File No. 82-846

Dear Ms. Robson,

Please find enclosed insider reports for Sue Robertson, John Robertson and SMR Investments, Ltd of Reg Technologies, Inc. for the month of December 2001.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Jennifer Lorette
Insider Reports

jhl
Enclosure

dw 2/14

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616

DEC. 2001

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4296 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 1 01 2 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR): ____

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: JOHN

NO. / STREET / APT: 120- 3011 VIKING WAY

CITY: RICHMOND

PROV.: BRITISH COLUMBIA   POSTAL CODE: V6V1W1

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	607,169							622,169	0	
OPTION	750,000	PLEASE SEE ATTACHMENT						750,000	0	
COMMON	498,000							479,400	1	ACCESS INFO.

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 1HB — 164   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT.

The undersigned certifies that the information given in this report is true and complete in every respect. *It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 1 01 02

INSIDER TRADING REPORT

REG TECHNOLOGIES, INC.

JOHN ROBERTSON

THE MONTH: DECEMBER 2001

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	607,169	31-Dec-01	10	15,000		$0.17	622,169	0	
OPTION	750,000						750,000	0	
COMMON	498,000	4-Dec-01	10		10,000	$0.14 US	488,000	1	ACCESS INFO SERVICES
COMMON		6-Dec-01	10		8,600	$0.16 US	479,400	1	ACCESS INFO SERVICES

DEC. 2001

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4296 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 01 12 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☐ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: SMR INVESTMENTS LTD.

GIVEN NAMES:

NO. STREET APT: 120- 3011 VIKING WAY

CITY: RICHMOND

PROV.: BRITISH COLUMBIA POSTAL CODE: V6V 1W1

BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996

BUSINESS FAX NUMBER: 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1,133,561							1,050,471	D	
		PLEASE	SEE	ATTACHMENT						

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 01 02

INSIDER TRADING REPORT

REG TECHNOLOGIES, INC.

SMR INVESTMENTS LTD.

THE MONTH: DECEMBER 2001

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	1,133,561	3-Dec-01	10		10,000	$0.135 US	1,123,561	0	
COMMON		4-Dec-01	10		11,270	$0.135 US	1,112,291	0	
COMMON		6-Dec-01	10		10,000	$0.155 US	1,102,291	0	
COMMON		6-Dec-01	10		10,000	$0.23	1,092,291	0	
COMMON		6-Dec-01	10		10,000	$0.25	1,082,291	0	
COMMON		6-Dec-01	10		10,000	$0.16 US	1,072,291	0	
COMMON		6-Dec-01	10		10,000	$0.17 US	1,062,291	0	
COMMON		6-Dec-01	10		1,400	$0.16 US	1,060,891	0	
COMMON		11-Dec-01	10		10,000	$0.16 US	1,050,891	0	
COMMON		13-Dec-01	10		420	$0.135 US	1,050,471	0	

DEC. 2001

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-049. In Alberta, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Information Officer at (403) 297-4298 or write the Information Officer, 4th Floor, 300-5th Avenue SW, Calgary, AB T2P 3C4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: ☐ ☐ ☐ ☐

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☐ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 11 01

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON

GIVEN NAMES: SUSANNE

NO. / STREET / APT: 120-3011 VIKING WAY

CITY: RICHMOND

PROV.: BRITISH COLUMBIA POSTAL CODE: V6V 1W1

BUSINESS TELEPHONE NUMBER: 604-278-5996

BUSINESS FAX NUMBER: 604-278-3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	312,475							337,475	0	
OPTION	250,000	PLEASE SEE ATTACHMENT						250,000	0	
COMMON	1,133,561							1,050,471	I	SMR INVESTMENTS

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95/2/22 118 — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): SUSANNE ROBERTSON

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 01 02

INSIDER TRADING REPORT

REG TECH[illegible]IES, INC.

SUSANNE ROBERTSON

THE MONTH: DECEMBER 2001

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	312,475	13-Dec-01	10	5,000		$0.16	317,475	0	
		19-Dec-01	10	4,000		$0.16	321,475	0	
		27-Dec-01	10	1,000		$0.16	322,475	0	
		31-Dec-01	10	15,000		$0.17	337,475	0	
OPTION	250,000						250,000	0	
COMMON	1,133,561	3-Dec-01	10		10,000	$0.135 US	1,123,561	1	SMR INVESTMENTS LTD.
COMMON		4-Dec-01	10		11,270	$0.135 US	1,112,291	1	SMR INVESTMENTS LTD.
COMMON		6-Dec-01	10		10,000	$0.155 US	1,102,291	1	SMR INVESTMENTS LTD.
COMMON		6-Dec-01	10		10,000	$0.23	1,092,291	1	SMR INVESTMENTS LTD.
COMMON		6-Dec-01	10		10,000	$0.25	1,082,291	1	SMR INVESTMENTS LTD.
COMMON		6-Dec-01	10		10,000	$0.16 US	1,072,291	1	SMR INVESTMENTS LTD.
COMMON		6-Dec-01	10		10,000	$0.17 US	1,062,291	1	SMR INVESTMENTS LTD.
COMMON		6-Dec-01	10		1,400	$0.16 US	1,060,891	1	SMR INVESTMENTS LTD.
COMMON		11-Dec-01	10		10,000	$0.16 US	1,050,891	1	SMR INVESTMENTS LTD.
COMMON		13-Dec-01	10		420	$0.135 US	1,050,471	1	SMR INVESTMENTS LTD.